Exhibit 99.1

Baidu Announces Third Quarter 2025 Results

BEIJING, China, Nov 18, 2025 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the third quarter ended September 30, 2025.

“In the third quarter, we demonstrated AI’s transformative value across our portfolio. AI Cloud maintained solid growth momentum, driven by broadening enterprise adoption of our AI products and solutions. Apollo Go significantly accelerated the scaling of its fully driverless operations and kept advancing global expansion, including entry into Switzerland, all while maintaining industry-leading safety standards. In our Mobile Ecosystem, AI-native monetization products such as agents and digital humans delivered rapid revenue growth, showing strong long-term potential,” said Robin Li, Co-founder and CEO of Baidu. “We will continue pioneering AI innovations that create substantial value for users, enterprises, and society, cementing our leadership in the AI era.”

“AI Cloud achieved healthy expansion in the third quarter, cushioning the impact from softness in our online marketing business,” said Haijian He, CFO of Baidu. “Our strategic AI investments are yielding strong returns. Revenue from AI-powered businesses grew over 50% year-over-year to roughly RMB 10 billion in the third quarter of 2025, laying a solid foundation for sustainable long-term growth.”

Third Quarter 2025 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q3 2024	Q2 2025	Q3 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	33,557	32,713	31,174	4,379	(7%)	(5%)

Operating income (loss)	5,925	3,277	(15,091)	(2,120)	—	—
Operating income (non-GAAP) [2]	7,014	4,445	2,205	310	(69%)	(50%)

Net income (loss) to Baidu	7,632	7,322	(11,232)	(1,578)	—	—
Net income to Baidu (non-GAAP) [2]	5,886	4,795	3,770	530	(36%)	(21%)

Diluted earnings (loss) per ADS	21.60	20.35	(33.88)	(4.76)	—	—
Diluted earnings per ADS (non-GAAP) [2]	16.60	13.58	11.12	1.56	(33%)	(18%)

Adjusted EBITDA [2]	8,733	6,492	4,429	622	(49%)	(32%)
Adjusted EBITDA margin	26%	20%	14%	14%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1190 as of September 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q3 2024	Q2 2025	Q3 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,524	26,251	24,659	3,464	(7%)	(6%)

Operating income (loss)	5,694	3,322	(14,971)	(2,103)	—	—
Operating income (non-GAAP) [2]	6,652	4,385	2,225	313	(67%)	(49%)

Net income (loss) to Baidu Core	7,536	7,382	(11,121)	(1,562)	—	—
Net income to Baidu Core (non-GAAP) [2]	5,676	4,792	3,836	539	(32%)	(20%)

Adjusted EBITDA [2]	8,336	6,397	4,398	618	(47%)	(31%)
Adjusted EBITDA margin	31%	24%	18%	18%

Operational Highlights

Corporate

•

Baidu unveiled ERNIE 5.0, a native omni-modal foundation model, at Baidu World in November 2025. ERNIE 5.0 delivers strong performance across omni-modal understanding, creative writing, and instruction following.

•	Baidu received improved ESG evaluations from MSCI, S&P CSA, and Sustainalytics during the third quarter of 2025, reflecting continued progress in sustainability practices.

•	Baidu was named to Fortune’s Change the World 2025 list, recognized for Apollo Go’s safety record and positive social impact.

AI Cloud

•	Qianfan, Baidu’s MaaS platform, was upgraded to be agent-centric, enhancing its model services and agent development capabilities to accelerate AI-native application development for enterprises.

•

In August 2025, Baidu Wenku and Baidu Drive jointly launched GenFlow, a general-purpose agent platform enabling users to complete productivity tasks through multi-agent collaboration and natural language interactions.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided 3.1 million fully driverless operational rides in the third quarter of 2025, with year-over-year growth accelerating to 212% from 148% last quarter. In October 2025, Apollo Go’s weekly average fully driverless operational rides exceeded 250,000. As of November 2025, the cumulative rides provided to the public by Apollo Go surpassed 17 million.

•

Apollo Go continued to advance its global expansion. In Switzerland, Apollo Go established a strategic partnership with PostBus, the leading public transport operator to launch an on-demand autonomous mobility service. In Abu Dhabi, Apollo Go deepened local partnership and received fully driverless commercial operation permits. In Hong Kong, Apollo Go expanded its open-road testing zone to include Kowloon and Kwun Tong District.

•

As of October 2025, Apollo Go’s global footprint covered 22 cities. In Chinese mainland, Apollo Go has achieved 100% fully driverless operations in all cities where it operates, including Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Chongqing, Haikou, Sanya, etc. To date, Apollo Go fleets have accumulated 240 million autonomous kilometers, including 140 million fully driverless autonomous kilometers, with an outstanding safety record.

Mobile Ecosystem

•	Baidu continued to advance the AI transformation of Baidu Search in the third quarter. In October 2025, roughly 70% of mobile search result pages contained AI-generated content.

•	In September 2025, Baidu App’s MAUs reached 708 million, up 1% year over year.

AI-powered Businesses (A new AI-native view to provide investors greater visibility into Baidu’s AI portfolio)

Based on investor feedback, Baidu is introducing a new AI-native view this quarter that cuts across traditional business groups to better reflect valuation drivers within Baidu’s current product portfolio. This view organizes Baidu’s business according to the nature of its products and services, revealing a rich array of AI-powered assets company-wide. Going forward, Baidu will provide business updates through this AI-native view on an ongoing basis, while continuing to disclose results under the existing reporting methods.

In the third quarter of 2025, Baidu is disclosing three categories that demonstrated significant revenue contribution:

•

AI Cloud Infra – AI infrastructure and platform services within AI Cloud serving enterprises and the public sector. In the third quarter of 2025, revenue from AI Cloud Infra reached RMB 4.2 billion, up 33% year over year, with subscription-based revenue from AI accelerator infrastructure growing 128% year over year.

•

AI Applications – AI-native or AI-powered product offerings addressing specific use cases for individuals and enterprises, including our flagship software products such as Baidu Wenku, Baidu Drive, and Digital Employee. Most of Baidu’s AI applications are based on sticky subscription models, delivering high-quality revenue. In the third quarter of 2025, revenue from AI Applications reached RMB 2.6 billion, increasing 6% year over year.

•

AI-native Marketing Services – AI-native online marketing products and services, including agents and digital humans. AI-native Marketing Services represent a second growth curve beyond Baidu’s legacy business, gaining strong traction with customers seeking performance-driven AI-native solutions and willing to pay a premium for cutting-edge AI technologies that enhance productivity and marketing returns. In the third quarter of 2025, revenue from AI-native marketing services reached RMB 2.8 billion, increasing 262% year over year.

Third Quarter 2025 Financial Results

Total revenues were RMB31.2 billion ($4.38 billion), decreasing 7% year over year.

•

Revenue from Baidu Core was RMB24.7 billion ($3.46 billion), decreasing 7% year over year; online marketing revenue was RMB15.3 billion ($2.16 billion), decreasing 18% year over year, and non-online marketing revenue was RMB9.3 billion ($1.31 billion), up 21% year over year, primarily driven by the boost of AI Cloud business.

•	Revenue from iQIYI was RMB6.7 billion ($939 million), decreasing 8% year over year.

Cost of revenues was RMB18.3 billion ($2.57 billion), increasing 12% year over year, primarily due to an increase in costs related to AI Cloud business and content costs.

Selling, general and administrative expenses were RMB6.6 billion ($924 million), increasing 12% year over year, primarily due to an increase in expected credit losses and channel spending expenses.

Research and development expenses were RMB5.2 billion ($728 million), decreasing 3% year over year.

Impairment of long-lived assets was RMB16.2 billion ($2.27 billion), attributable to an impairment loss of Core asset group.

Operating loss was RMB15.1 billion ($2.12 billion). Baidu Core operating loss was RMB15.0 billion ($2.10 billion), and Baidu Core operating loss margin was 61%. Excluding impairment of long-lived assets, operating income was RMB1.1 billion ($154 million), and Baidu Core operating income was RMB1.2 billion ($171 million). Non-GAAP operating income was RMB2.2 billion ($310 million). Non-GAAP Baidu Core operating income was RMB2.2 billion ($313 million), and non-GAAP Baidu Core operating margin was 9%.

Total other income, net was RMB1.9 billion ($273 million), compared to RMB2.7 billion in the same period last year.

Income tax benefit was RMB1.8 billion ($257 million), compared to income tax expense of RMB814 million in the same period last year.

Net loss attributable to Baidu was RMB11.2 billion ($1.58 billion), and diluted loss per ADS was RMB33.88 ($4.76). Net loss attributable to Baidu Core was RMB11.1 billion ($1.56 billion), and net loss margin for Baidu Core was 45%. Excluding the impact of impairment of long-lived assets, net income attributable to Baidu was RMB2.6 billion ($359 million), and net income attributable to Baidu Core was RMB2.7 billion ($375 million). Non-GAAP net income attributable to Baidu was RMB3.8 billion ($530 million). Non-GAAP diluted earnings per ADS was RMB11.12 ($1.56). Non-GAAP net income attributable to Baidu Core was RMB3.8 billion ($539 million), and non-GAAP net margin for Baidu Core was 16%.

Adjusted EBITDA was RMB4.4 billion ($622 million) and adjusted EBITDA margin was 14%. Adjusted EBITDA for Baidu Core was RMB4.4 billion ($618 million) and adjusted EBITDA margin for Baidu Core was 18%.

We define total cash and investments as cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and adjusted long-term investments. As of September 30, 2025, total cash and investments were RMB296.4 billion ($41.64 billion), and total cash and investments excluding iQIYI were RMB290.4 billion ($40.79 billion). Operating cash flow was RMB1.3 billion ($176 million), and operating cash flow excluding iQIYI was RMB1.5 billion ($214 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7:30 AM on Nov 18, 2025, U.S. Eastern Time (8:30 PM on Nov 18, 2025, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q3 2025 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10050558-g87y6t.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin, adjusted long-term investments and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, and impairment of long-lived assets.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, impairment of long-lived assets, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents non-GAAP operating income excluding depreciation of fixed assets, and amortization of intangible assets excluding those resulting from business combinations. Adjusted long-term investments represent long-term investments, net, with publicly listed equity method investments adjusted to fair value based on quoted market prices.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,108	17,485	16,566	2,327
Others	13,449	15,228	14,608	2,052

Total revenues	33,557	32,713	31,174	4,379

Costs and expenses:
Cost of revenues(1)	16,399	18,357	18,315	2,573
Selling, general and administrative(1)	5,867	5,960	6,581	924
Research and development(1)	5,366	5,119	5,179	728
Impairment of long-lived assets	—	—	16,190	2,274

Total costs and expenses	27,632	29,436	46,265	6,499

Operating income (loss)	5,925	3,277	(15,091)	(2,120)

Other income:
Interest income	1,877	1,957	1,930	271
Interest expense	(673)	(701)	(631)	(89)
Foreign exchange loss, net	(1,096)	(621)	(357)	(50)
Share of earnings from equity method investments	32	694	735	103
Others, net	2,535	3,534	269	38

Total other income, net	2,675	4,863	1,946	273

Income (loss) before income taxes	8,600	8,140	(13,145)	(1,847)
Income tax expense (benefit)	814	881	(1,828)	(257)

Net income (loss)	7,786	7,259	(11,317)	(1,590)
Net income (loss) attributable to noncontrolling interests	154	(63)	(85)	(12)

Net income (loss) attributable to Baidu	7,632	7,322	(11,232)	(1,578)

Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	21.93	20.90	(33.88)	(4.76)
-Diluted	21.60	20.35	(33.88)	(4.76)
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	2.74	2.61	(4.23)	(0.59)
-Diluted	2.70	2.54	(4.23)	(0.59)
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,785	2,720	2,713	2,713
-Diluted	2,789	2,730	2,713	2,713

(1) Includes share-based compensation expenses as follows:
Cost of revenues	104	120	113	16
Selling, general and administrative	328	276	340	48
Research and development	612	685	591	83

Total share-based compensation expenses	1,044	1,081	1,044	147

(2) All translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,832	38,620	5,425
Restricted cash	11,697	369	52
Short-term investments, net	102,608	86,195	12,108
Accounts receivable, net	10,104	11,784	1,655
Amounts due from related parties	790	738	104
Other current assets, net	18,818	20,588	2,892

Total current assets	168,849	158,294	22,236

Non-current assets:
Fixed assets, net	30,102	25,474	3,578
Licensed copyrights, net	6,930	6,287	883
Produced content, net	14,695	14,298	2,008
Intangible assets, net	772	3,261	458
Goodwill	22,586	37,637	5,287
Long-term investments, net	41,721	46,596	6,545
Long-term time deposits and held-to-maturity investments	98,535	111,857	15,712
Amounts due from related parties	137	126	18
Deferred tax assets, net	2,193	5,260	739
Operating lease right-of-use assets	10,898	8,348	1,173
Receivables related to the proposed acquisition of YY Live, net	13,547	—	—
Other non-current assets	16,815	26,634	3,741

Total non-current assets	258,931	285,778	40,142

Total assets	427,780	444,072	62,378

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,669	6,695	940
Accounts payable and accrued liabilities	41,443	36,662	5,150
Customer deposits and deferred revenue	14,624	13,218	1,857
Deferred income	684	508	71
Long-term loans, current portion	168	14,847	2,086
Convertible senior notes, current portion	242	1,477	207
Notes payable, current portion	8,026	4,626	650
Amounts due to related parties	1,794	1,653	232
Operating lease liabilities	3,303	3,326	467

Total current liabilities	80,953	83,012	11,660

Non-current liabilities:
Deferred income	231	199	28
Deferred revenue	585	658	92
Amounts due to related parties	56	41	6
Long-term loans	15,596	3,224	453
Notes payable	27,996	52,134	7,323
Convertible senior notes	8,351	6,755	949
Deferred tax liabilities	3,870	4,071	572
Operating lease liabilities	4,973	4,153	583
Other non-current liabilities	1,557	2,226	313

Total non-current liabilities	63,215	73,461	10,319

Total liabilities	144,168	156,473	21,979

Redeemable noncontrolling interests	9,870	12,908	1,813

Equity
Total Baidu shareholders’ equity	263,620	264,528	37,158
Noncontrolling interests	10,122	10,163	1,428

Total equity	273,742	274,691	38,586

Total liabilities, redeemable noncontrolling interests, and equity	427,780	444,072	62,378

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended September 30, 2024 (RMB)				Three months ended June 30, 2025 (RMB)					Three months ended September 30, 2025 (RMB)					Three months ended September 30, 2025 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	26,524	7,246	(213)	33,557	26,251	6,628	(166)		32,713	24,659	6,682	(167)		31,174	3,464	939	(24)		4,379
YOY										(7%)	(8%)			(7%)
QOQ										(6%)	1%			(5%)

Costs and expenses:
Cost of revenues(1)	10,923	5,650	(174)	16,399	13,214	5,292	(149)		18,357	12,996	5,467	(148)		18,315	1,826	768	(21)		2,573
Selling, general and administrative(1)	4,990	908	(31)	5,867	5,018	960	(18)		5,960	5,677	925	(21)		6,581	797	130	(3)		924
Research and development(1)	4,917	449	—	5,366	4,697	422	—		5,119	4,767	412	—		5,179	670	58	—		728
Impairment of long-lived assets	—	—	—	—	—	—	—		—	16,190	—	—		16,190	2,274	—	—		2,274

Total costs and expenses	20,830	7,007	(205)	27,632	22,929	6,674	(167)		29,436	39,630	6,804	(169)		46,265	5,567	956	(24)		6,499

YOY
Cost of revenues										19%	(3%)			12%
Selling, general and administrative										14%	2%			12%
Research and development										(3%)	(8%)			(3%)
Impairment of long-lived assets										—	—			—
Costs and expenses										90%	(3%)			67%

Operating income (loss)	5,694	239	(8)	5,925	3,322	(46)	1		3,277	(14,971)	(122)	2		(15,091)	(2,103)	(17)	—		(2,120)
YOY										—	—			—
QOQ										—	165%			—
Operating margin	21%	3%		18%	13%	(1%)			10%	(61%)	(2%)			(48%)

Add: total other income (loss), net	2,667	8	—	2,675	4,925	(62)	—		4,863	2,031	(85)	—		1,946	285	(12)	—		273
Less: income tax expense (benefit)	803	11	—	814	854	27	—		881	(1,868)	40	—		(1,828)	(263)	6	—		(257)
Less: net income (loss) attributable to NCI	22	7	125 (3)	154	11	(1)	(73	) (3)	(63)	49	2	(136	) (3)	(85)	7	—	(19	) (3)	(12)

Net income (loss) attributable to Baidu	7,536	229	(133)	7,632	7,382	(134)	74		7,322	(11,121)	(249)	138		(11,232)	(1,562)	(35)	19		(1,578)

YOY										—	—			—
QOQ										—	86%			—
Net margin	28%	3%		23%	28%	(2%)			22%	(45%)	(4%)			(36%)

Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	6,652	370		7,014	4,385	59			4,445	2,225	(22)			2,205	313	(3)			310
YOY										(67%)	—			(69%)
QOQ										(49%)	—			(50%)
Operating margin (non-GAAP)	25%	5%		21%	17%	1%			14%	9%	(0%)			7%

Net income (loss) attributable to Baidu (non-GAAP)	5,676	480		5,886	4,792	15			4,795	3,836	(148)			3,770	539	(21)			530
YOY										(32%)	—			(36%)
QOQ										(20%)	—			(21%)
Net margin (non-GAAP)	21%	7%		18%	18%	0%			15%	16%	(2%)			12%

Adjusted EBITDA	8,336	405		8,733	6,397	94			6,492	4,398	30			4,429	618	4			622
YOY										(47%)	(93%)			(49%)
QOQ										(31%)	(68%)			(32%)
Adjusted EBITDA margin	31%	6%		26%	24%	1%			20%	18%	0%			14%

(1) Includes share-based compensation as follows:
Cost of revenues	73	31		104	88	32			120	83	30			113	12	4			16
Selling, general and administrative	268	60		328	238	38			276	304	36			340	43	5			48
Research and development	574	38		612	652	33			685	559	32			591	78	5			83

Total share-based compensation	915	129		1,044	978	103			1,081	946	98			1,044	133	14			147

(2) Relates to intersegment eliminations and adjustments

(3) Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended September 30, 2024 (RMB)			Three months ended June 30, 2025 (RMB)			Three months ended September 30, 2025 (RMB)			Three months ended September 30, 2025 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	4,036	243	4,279	(864)	(13)	(877)	1,523	(267)	1,256	214	(38)	176
Net cash (used in) provided by investing activities	(12,300)	(1,663)	(13,963)	(8,428)	(113)	(8,541)	2,233	763	2,996	314	107	421
Net cash (used in) provided by financing activities	(2,787)	(2,612)	(5,399)	(8,688)	(465)	(9,153)	4,532	151	4,683	637	21	658
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(721)	(84)	(805)	(210)	(28)	(238)	(186)	(16)	(202)	(26)	(2)	(28)

Net (decrease) increase in cash, cash equivalents and restricted cash	(11,772)	(4,116)	(15,888)	(18,190)	(619)	(18,809)	8,102	631	8,733	1,139	88	1,227
Cash, cash equivalents and restricted cash
At beginning of period	48,878	7,907	56,785	45,118	4,758	49,876	26,928	4,139	31,067	3,783	581	4,364
At end of period	37,106	3,791	40,897	26,928	4,139	31,067	35,030	4,770	39,800	4,922	669	5,591
Net cash provided by (used in) operating activities	4,036	243	4,279	(864)	(13)	(877)	1,523	(267)	1,256	214	(38)	176
Less: Capital expenditures	(1,637)	(8)	(1,645)	(3,779)	(21)	(3,800)	(3,378)	(23)	(3,401)	(475)	(3)	(478)

Free cash flow	2,399	235	2,634	(4,643)	(34)	(4,677)	(1,855)	(290)	(2,145)	(261)	(41)	(302)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended September 30, 2024 (RMB)			Three months ended June 30, 2025 (RMB)			Three months ended September 30, 2025 (RMB)			Three months ended September 30, 2025 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	5,694	239	5,925	3,322	(46)	3,277	(14,971)	(122)	(15,091)	(2,103)	(17)	(2,120)
Add: Share-based compensation expenses	915	129	1,044	978	103	1,081	946	98	1,044	133	14	147
Add: Amortization and impairment of intangible assets resulting from business combinations	43	2	45	85	2	87	60	2	62	9	—	9
Add: Impairment of long-lived assets	—	—	—	—	—	—	16,190	—	16,190	2,274	—	2,274

Operating income (loss) (non-GAAP)	6,652	370	7,014	4,385	59	4,445	2,225	(22)	2,205	313	(3)	310

Add: Depreciation of fixed assets and amortization of intangible assets(1)	1,684	35	1,719	2,012	35	2,047	2,173	52	2,224	305	7	312

Adjusted EBITDA	8,336	405	8,733	6,397	94	6,492	4,398	30	4,429	618	4	622

Net income (loss) attributable to Baidu	7,536	229	7,632	7,382	(134)	7,322	(11,121)	(249)	(11,232)	(1,562)	(35)	(1,578)
Add: Share-based compensation expenses	914	129	972	977	103	1,024	945	98	989	133	14	140
Add: Amortization and impairment of intangible assets resulting from business combinations	41	2	42	83	2	84	58	2	59	8	—	8
Add: Impairment of long-lived assets	—	—	—	—	—	—	16,190	—	16,190	2,274	—	2,274
Add: Disposal (gain) loss	(1,501)	22	(1,491)	(262)	—	(267)	(101)	—	(101)	(14)	—	(14)
Add: Impairment of long-term investments	26	91	68	101	26	113	97	—	97	14	—	14
Add: Fair value (gain) loss of long-term investments and exchangeable bonds	(1,361)	7	(1,358)	(3,317)	18	(3,309)	279	1	279	39	—	39
Add: Reconciling items on equity method investments(2)	8	—	8	(121)	—	(121)	15	—	15	2	—	2
Add: Tax effects on non-GAAP adjustments(3)	13	—	13	(51)	—	(51)	(2,526)	—	(2,526)	(355)	—	(355)

Net income (loss) attributable to Baidu (non-GAAP)	5,676	480	5,886	4,792	15	4,795	3,836	(148)	3,770	539	(21)	530

Diluted earnings (loss) per ADS			21.60			20.35			(33.88)			(4.76)
Add: Accretion of the redeemable noncontrolling interests			0.01			0.64			0.75			0.11
Add: Non-GAAP adjustments to earnings per ADS			(5.01)			(7.41)			44.25			6.21

Diluted earnings per ADS (non-GAAP)			16.60			13.58			11.12			1.56

(1)	This represents amortization of intangible assets excluding those resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.